November 8, 2006
Mr. Robert F. Telewicz, Jr.
Senior Staff Accountant
U.S. Securities and Exchange Commission
Washington, DC 20549

Re:	Move, Inc. Form 10-K for the Fiscal Year Ended December 31, 2005 Form 10-Q for the Quarterly Period Ended March 31, 2006 Form 10-Q for the Quarterly Period Ended June 30, 2006 File No. 0-26659
Dear Mr. Telewicz:
     We are in receipt of your letter to Mr. Belote dated September 28, 2006 regarding your request that in connection with the Form 10-K for the fiscal year ended December 31, 2005, that we revise Exhibit 32.02 to reference the Form 10-K and not the Form 10-Q for the period ended December 31, 2005.
     Please be advised that we filed yesterday, Tuesday, November 7, 2006, a Form 10-K/A which revised Exhibit 32.02 as requested.
     Also, as requested in your letter, we acknowledge that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to contact me if you have any further questions or comments.

Sincerely,
/s/ James S. Caulfield

James S. Caulfield
Executive Vice President & General Counsel
JSC:jt